Addus HomeCare Corporation

2300 Warrenville Rd.,

Downers Grove, IL 60515

January 5, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Hillary Daniels

Re:	Addus HomeCare Corporation
Registration Statement on Form S-3
File No. 333-214988

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Addus HomeCare Corporation (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3 (File No. 333-214988) be accelerated to 4:00 p.m., Eastern time, on Friday, January 6, 2017, or as soon as practicable thereafter.

In connection with the request, the Company hereby acknowledges:

•	should the United States Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jon Stanley at (615) 742-6257 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your continued assistance.

[Signature page immediately follows]

United States Securities and Exchange Commission

January 5, 2017

Very truly yours,

Addus HomeCare Corporation

/s/ R. Dirk Allison

R. Dirk Allison
President and Chief Executive Officer

cc: Jon Stanley, Esq., Bass, Berry & Sims PLC

2